

Mail Stop 3030

March 31, 2010

<u>Via U.S. Mail and Fax (408) 765-0766</u>
Mr. Stacy J. Smith
Senior Vice President and Chief Financial Officer
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054

> **Re:** **Intel Corporation**
> **Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Filed February 22, 2010**
> **File No. 000-06217**

Dear Mr. Smith:

We have reviewed your filings and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 26, 2009

Exhibits 31.1 and 31.2

1.   We note that the certifications provided in Exhibits 31.1 and 31.2 contain extraneous language at the top of the page beyond that which is set forth in Item 601(b)(31) of Regulation S-K. In future filings, please provide certifications that do not include the extraneous language.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin, at (202) 551-3625 or Jay Mumford, Reviewing Attorney, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jay Webb
Accounting Reviewer